FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a)I give below details of changes in the interests of Mr N Hirons, a Person Discharging Managerial Responsibilities, in the Ordinary Shares of GlaxoSmithKline plc (the "Company"):

The exercise of options over 3,570 GSK American Depositary Shares ('ADSs') on 12 November 2014, granted on 2 December 2004 under the GlaxoSmithKline Share Option Plan at a price of $43.73 per ADS, and the sale of 2,286 and 1,284 GSK ADSs at a price of $45.70 and $45.72 per ADS respectively, on 12 November 2014.

The Company was advised of the transaction on 14 November 2014.

V A Whyte
Company Secretary

14 November 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 14, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc